Exhibit 107

Calculation of Filing Fee Tables

   ……F-1……..

(Form Type)

…HONG XIANG HUI ZHI HOLDINGS LIMITED…

(Exact Name of Registrant as Specified in its Charter)

…………………………………………………

(Translation of Registrant’s Name into English)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Equity	Ordinary Shares, $0.0001 par value	457(a)	1,000,000	5	5,000,000
Fees Previously Paid
Carry Forward Securities
Carry Forward Securities
	Total Offering Amounts				$5,000,000
	Total Fees Previously Paid
	Total Fee Offsets
	Net Fee Due				$765.50